SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number

A.                                 Full title of the plan and the address of the plan, if different from that of the issuer named below:

STATE STREET SALARY SAVINGS PROGRAM

B.                                  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STATE STREET CORPORATION

One Lincoln Street

Boston, Massachusetts 02111

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

State Street Salary Savings Program
Years Ended December 31, 2005 and 2004

State Street Salary Savings Program
Audited Financial Statements and Supplemental Schedule
Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

Plan Investment Committee and Benefit Plans Committee and Plan Participants
State Street Corporation

We have audited the accompanying statements of net assets available for benefits of the State Street Salary Savings Program as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
May 10, 2006

State Street Salary Savings Program
Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments:
State Street Corporation ESOP Fund	$330,217,382	$320,231,356
Active U.S. Large Cap Core Fund	101,706,879	95,711,783
Principal Preservation Fund	78,207,623	71,792,976
S&P Midcap Index Fund	91,463,730	68,523,093
S&P 500 Flagship Fund	83,198,102	68,419,861
U.S. Core Opportunities Fund	70,214,713	66,181,150
Short-Term Investment Fund	68,577,164	64,946,488
Russell 2000 Index Securities Lending Fund	59,498,785	52,490,465
Daily EAFE Securities Lending Fund	72,530,542	49,923,619
Bond Market Fund	41,927,219	39,386,464
Aggressive Lifestyle Fund	31,693,057	27,358,971
Participant loans	19,158,558	18,763,995
Self Managed Brokerage Accounts	19,456,896	18,448,252
Moderate Lifestyle Fund	19,952,020	16,884,943
Conservative Lifestyle Fund	12,345,442	11,905,164
Total investments	1,100,148,112	990,968,580

Contribution receivable	1,845,981	—
Accrued income	1,707,484	3,004,370
Total assets	1,103,701,577	993,972,950

Liabilities
Other liabilities	576,277	356,261

Net assets available for benefits	$1,103,125,300	$993,616,689

See accompanying notes.

State Street Salary Savings Program
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2005	2004
Additions
Contributions:
Participants	$60,587,887	$58,295,765
Employer	18,076,402	17,787,650
Rollovers	7,521,560	6,987,763
	86,185,849	83,071,178

Net appreciation in fair value of investments	81,288,804	32,889,683
Interest and dividend income	10,567,637	9,302,984
Transfer in from Princeton Financial Systems, Inc. 401(k) Plan (Note 1)	8,991,948	4,943,350
Total additions	187,034,238	130,207,195

Deductions
Benefits paid directly to participants	75,936,440	89,916,973
Administrative expenses	1,589,187	1,157,842
Total deductions	77,525,627	91,074,815

Net increase	109,508,611	39,132,380

Net assets available for benefits at beginning of year	993,616,689	954,484,309
Net assets available for benefits at end of year	$1,103,125,300	$993,616,689

See accompanying notes.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2005

1.                 Description of the Plan

The description of the State Street Salary Savings Program (the Plan) is provided for general information purposes only. Employees should refer to the Summary Plan Description and Plan document for more complete information.

General

The Plan is a defined contribution plan. All employees of State Street Corporation and certain related companies (the Corporation) are immediately eligible to participate in the Plan, as defined in the Plan.

Plan Amendments and Other Changes

During 2005 and 2004, the following amendments and changes were made to the Plan:

•      Effective January 1, 2005, Princeton Financial Systems, Inc. (PFS) became a participating employer and the 401(k) Plan of PFS a wholly owned subsidiary of State Street Bank & Trust Company, was merged into the Plan. The total plan assets transferred into the Plan from Princeton Financial Systems, Inc. 401(k) Plan amounted to $8,991,948 for these employees.

•      During 2004, certain accounts from the Princeton Financial Systems, Inc. 401(k) Plan were transferred to the Plan. The plan assets transferred into the Plan from Princeton Financial Systems, Inc. 401(k) Plan amounted to $4,943,350 for these employees.

Contributions

Active participants may elect to make tax-deferred contributions to the Plan equal to 1% to 25% of their compensation, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Contributions to the Plan are made by the Corporation, in amounts equal to 50% of the first 6% of the employee’s tax-deferred contribution. All employees who have completed one year of employment during which they have worked at least 1,000 hours are eligible for corporate matching contributions and these contributions vest immediately.

Participant contributions and matching contributions are allocated to investment funds, including the ESOP Fund, at the participant’s direction with no restrictions.

All contributions to the Plan are paid to State Street Bank and Trust Company, which holds them in trust exclusively for participants and their beneficiaries, invests them, and makes benefit payments as they become due.

Payment of Benefits

Upon retirement or other termination of employment, a participant eligible to receive a benefit may receive an immediate lump-sum distribution or may elect to defer the payment of their benefits and remain in the plan, at which time the participants become non active.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of one-half of the participant’s vested balance, or $50,000. Loans are secured by the balance in the participant’s accounts and bear interest at a rate comparable to a similar loan with a commercial institution. Repayment of principal plus interest is required within five years, unless the loan is for the purchase of a principal residence. Principal and interest are paid ratably through payroll deductions. Effective June 1, 2003, participants who terminate their employment with the Corporation may elect to continue to repay their outstanding loan balance directly to the trustee; such loan shall not become immediately due and payable until such time as there is an event of a default.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Corporation contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants are always 100 percent vested in their accounts.

2.                 Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

The fair value of the participation units owned by the Plan in all funds, except the Short-Term Investment Fund, Self Managed Brokerage Accounts, and in the Principal Preservation Fund, are based on each fund’s net asset value per unit on the last business day of the Plan year, where net asset values are based on the fair value of the underlying assets in each fund.

Securities included in the Short-Term Investment Fund are short-term instruments and are valued at cost, which approximates fair value.

The fair value of participant accounts in the Self Managed Brokerage Accounts is based on the fair value of the underlying securities, determined as follows: investments listed on securities exchanges are valued at closing sales prices on the last business day of the year and, in the case of unlisted securities, the valuation is the last published sales price, or the mean between the bid and ask price, whichever is more recent.

Investments in the Principal Preservation Fund are units representing investments in guaranteed investment contracts of insurance companies, which are rated AAA or AA by the major rating agencies. Investment contracts are valued at contract value. Investment contracts will normally be held to maturity and meet the fully benefit-responsive requirements of AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans.

Investment contracts, in the Principal Preservation Fund, are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Corporation-initiated events, such as in connection with the sale of the business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The crediting interest rate was 4.19% and 4.06% for plan years December 31, 2005 and 2004, respectively. Rates are fixed on traditional investment contracts and are reset quarterly or monthly on synthetic investment contracts. All resets have a floor of 0%.

The fair value of the investment contracts, included in the Principal Preservation Fund, at December 31, 2005 and 2004 was $77,583,900 and $77,794,408, respectively. The average yield was approximately 4.16% in 2005 and 4.17% in 2004.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.                 Investments

During the years ended December 31, 2005 and 2004, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31
	2005	2004
Collective Investment Funds	$41,686,531	$51,991,503
Self Managed Brokerage Accounts	542,173	150,294
State Street Corporation—common stock	39,060,100	(19,252,114)

Net appreciation in fair value of investments	$81,288,804	$32,889,683

4.                 Transactions and Agreements with Parties-in-Interest

Investment fees and most costs and expenses associated with Plan administration and recordkeeping are paid by the Plan to certain related parties.

5.                 Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.                 Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated March 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan’s Tax Counsel believe that the Plan, as amended, is being operated in compliance with the applicable requirements of the Code, and therefore, believe that the Plan is qualified and the related trust is tax exempt.

7.                 Reconciliation of Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2005 and 2004.

	2005	2004
Net assets available for benefits per the financial statements	$1,103,125,300	$993,616,689
Amounts allocated to withdrawing participants	28,982	10,000

Net assets available for benefits per the Form 5500	$1,103,096,318	$993,606,689

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2005.

Benefits paid to participants per the financial statements	$75,936,440
The change in amounts allocated to withdrawing participants	18,982

Benefits paid to participants per the Form 5500	$75,955,422

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

State Street Salary Savings Program
EIN No.: 04-2456637 Plan No.: 002
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of Issue	Description of Investment	Current Value
State Street Bank and Trust Company Investment Funds for Employee Trusts:
State Street Corporation ESOP Fund*	5,956,303 units of participation	$330,217,382
Active U.S. Large Cap Core Fund*	4,777,439 units of participation	101,706,879
Principal Preservation Fund*:
Bank of America	2000 Stable Fixed Income Fund, 6.09%; matures February 2009	396,797
Bank of America	2000 Stable Fixed Income Fund, 5.08%; (Daily Mortgage Fund)	1,496,822
IXIS Financial	2002 Stable Fixed Income Fund, 4.65%; matures February 2007	420,529
IXIS Financial	2004 Stable Fixed Income Fund, 5.11%; (Daily Mortgage Fund)	2,154,322
IXIS Financial	2005 Stable Fixed Income Fund, 4.36%; matures 3/25/35	976,162
IXIS Financial	2005 Stable Fixed Income Fund, 4.73%; matures 3/25/35	687,420
GE Capital Assurance Co.	2005 Stable Fixed Income Fund, 4.85%; matures 11/30/07, 10/31/08, 9/30/10	2,108,464
GE Capital Assurance Co.	2001 Stable Fixed Income Fund, 3.64%; matures 3/15/07, 9/15/07, 12/15/07	2,491,538
GE Life and Annuity	2004 Stable Fixed Income Fund, 3.91%; matures 2/27/07, 5/29/09, 8/31/09	2,930,652
GE Life and Annuity	2005 Stable Fixed Income Fund, 4.11%; matures 7/31/07, 7/31/08, 5/31/10	2,034,503

Identity of Issue	Description of Investment	Current Value
ING USA Life and Annuity	2004 Stable Fixed Income Fund, 3.87%; matures 4/30/07, 12/31/08, 11/30/09	$1,970,648
Jackson National	2005 Stable Fixed Income Fund, 4.51%; matures 6/30/08, 4/30/09, 6/30/10	2,031,180
Metropolitan Life Insurance Co.	2001 Stable Fixed Income Fund, 4.65%; matures 6/29/06	402,393
Metropolitan Life Insurance Co.	2002 Stable Fixed Income Fund, 5.42%; matures 9/15/06	609,063
Metropolitan Life Insurance Co.	2002 Stable Fixed Income Fund, 4.13%; matures 3/15/06, 3/15/07	1,536,135
Metropolitan Life Insurance Co.	2005 Stable Fixed Income Fund, 4.81%; matures 6/15/06, 12/15/06	1,183,163
Metropolitan Life Insurance Co.	2005 Stable Fixed Income Fund, 2.78%; matures 9/29/06, 3/31/07	2,147,148
Metropolitan Life Insurance Co.	2005 Stable Fixed Income Fund, 2.30%; matures 6/30/06, 6/29/07	1,770,938
Metropolitan Life Insurance Co.	2005 Stable Fixed Income Fund, 4.85%; matures 10/30/09, 1/29/10, 2/26/10	2,064,601
Metropolitan Life Insurance Co.	2005 Stable Fixed Income Fund, 4.57%; matures 11/28/08, 3/31/10, 7/30/10	2,024,141
Metropolitan Life Insurance Co.	2005 Stable Fixed Income Fund, 4.48%; matures 1/31/08, 5/31/08, 8/31/10	2,117,979
Metropolitan Life Insurance Co.	2005 Stable Fixed Income Fund, 4.65%; matures 2/29/08, 11/30/09, 12/31/09	2,015,501

Identity of Issue	Description of Investment	Current Value
Monumental Life Insurance Co.	1999 Stable Fixed Income Fund, 5.63% (Daily Mortgage Fund)	$1,447,227
Monumental Life Insurance Co.	2000 Stable Fixed Income Fund, 4.68%, Commercial Mortgage BS	1,136,499
Monumental Life Insurance Co.	2003 Stable Fixed Income Fund, 4.27%; matures August 2009	998,583
Monumental Life Insurance Co.	2003 Stable Fixed Income Fund, 3.19%; matures August 2008	2,001,701
Monumental Life Insurance Co.	2003 Stable Fixed Income Fund, 4.34%; matures October 2014	1,427,618
Monumental Life Insurance Co.	2001 Stable Fixed Income Fund, 4.69%; matures 6/29/06	606,345
Monumental Life Insurance Co.	2001 Stable Fixed Income Fund, 5.17%; matures 9/28/06	457,635
New York Life Insurance Co.	2003 Stable Fixed Income Fund, 2.10%; matures 3/31/06, 9/28/07	1,763,300
New York Life Insurance Co.	2003 Stable Fixed Income Fund, 2.76%; matures 12/31/07, 3/31/08	1,431,951
Principal Mutual Life Ins. Co.	2001 Stable Fixed Income Fund, 4.95%; matures 3/30/06	2,049,386
Principal Mutual Life Ins. Co.	2003 Stable Fixed Income Fund, 3.02%; matures 9/29/06, 3/30/07	2,538,980

Identity of Issue	Description of Investment	Current Value
Protective Life Insurance Co.	2002 Stable Fixed Income Fund, 3.94%; matures 9/15/06, 6/15/07	$2,630,427
Protective Life Insurance Co.	2003 Stable Fixed Income Fund, 3.31%; matures 6/30/06, 12/29/06, 9/28/07, 12/31/07	3,822,516
Prudential	2005 Stable Fixed Income Fund, 4.38%; matures 1/31/07, 9/30/08, 12/31/09	1,949,274
Rabobank	2004 Stable Fixed Income Fund, 3.80%; matures November 2010	1,333,583
Rabobank	2002 Stable Fixed Income Fund, 4.88% (Daily Mortgage Fund)	1,227,471
Rabobank	2002 Stable Fixed Income Fund, 5.71%; matures October 2010	531,778
Rabobank	2002 Stable Fixed Income Fund, 5.13%; matures September 2009	1,028,827
Transamerica	2005 Stable Fixed Income Fund, 4.11%; matures 10/31/07, 8/29/08, 4/4/10	2,034,503
Union Bank of Switzerland, AG	2004 Stable Fixed Income Fund, 3.97%; matures March 2011	933,042
Union Bank of Switzerland, AG	2004 Stable Fixed Income Fund, 4.51%; matures July 2022	1,419,889
Union Bank of Switzerland, AG	2004 Stable Fixed Income Fund, 4.38%; matures May 2016	1,228,120

Identity of Issue	Description of Investment	Current Value
Union Bank of Switzerland, AG	2005 Stable Fixed Income Fund, 5.29%; matures April 2024	$2,123,291
United of Omaha Life Insurance Company	2002 Stable Fixed Income Fund, 5.16%; matures 12/15/06	597,681
United of Omaha Life Insurance Company	2002 Stable Fixed Income Fund, 4.51%; matures 3/15/06, 12/15/06	1,948,291
United of Omaha Life Insurance Company	2004 Stable Fixed Income Fund, 3.96%; matures 3/31/09, 6/30/09, 7/31/09	1,988,225
United of Omaha Life Insurance Company	2004 Stable Fixed Income Fund, 3.85%; matures 4/30/08, 1/30/09, 9/30/09	1,981,381
Total Principal Preservation Fund		78,207,623

S&P Midcap Index Fund*	3,582,879 units of participation	91,463,730
S&P 500 Flagship Fund*	358,428 units of participation	83,198,102
U.S. Core Opportunities Fund*	6,807,050 units of participation	70,214,713
Daily EAFE Securities Lending Fund*	4,323,729 units of participation	72,530,542
Short-Term Investment Fund*	68,577,164 units of participation	68,577,164
Russell 2000 Index Securities Lending Fund*	2,744,156 units of participation	59,498,785
Aggressive Lifestyle Fund*	885,978 units of participation	31,693,057
Bond Market Fund*	1,741,526 units of participation	41,927,219
Moderate Lifestyle Fund*	45,559 units of participation	19,952,020
Self Managed Brokerage Accounts		19,456,896
Conservative Lifestyle Fund*	457,320 units of participation	12,345,442
Participant loans*	4.75% to 10.50%	19,158,558

		$1,100,148,112

*                    Indicates party-in-interest to the Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the State Street Corporation Plans Investment Committee of State Street Corporation has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

STATE STREET SALARY SAVINGS PROGRAM

Dated: June 22, 2006	By:	/s/ Pamela D. Gormley

Pamela D. Gormley

Executive Vice President and
Corporate Controller

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Post-Effective Amendment Number 2 to the Registration Statement (Form S-8 No. 2-68696) pertaining to the State Street Salary Savings Program of our report dated May 10, 2006, with respect to the financial statements and schedule of State Street Salary Savings Program included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts June 22, 2006